SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HERCULES OFFSHORE, INC.

(Name of Subject Company (issuer))

HERCULES OFFSHORE, INC.

(Names of Filing Persons (issuer))

3.375% Convertible Senior Notes due 2038

(Title of Class of Notes)

427093AD1

(CUSIP Number of Class of Notes)

Beau M. Thompson

General Counsel and Secretary

Hercules Offshore, Inc.

9 Greenway Plaza, Suite 2200

Houston, Texas 77046

(713) 350-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Courtney S. York

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$68,301,000	$9,316.26

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.375% Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 30, 2013, there was $68,301,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $68,301,000.
**	The amount of the filing fee equals $136.40 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,316.26	Filing Party: Hercules Offshore, Inc.
Form or Registration No.: 005-81565	Date Filed: May 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 1, 2013 (the “Offer Statement”) by Hercules Offshore, Inc., a Delaware corporation (“Hercules Offshore” or the “Company”), relating to the offer (the “Optional Put Repurchase Offer”) to repurchase all of the outstanding 3.375% Convertible Senior Notes due 2038 issued by the Company on June 3, 2008 (the “Notes”) that are validly surrendered for repurchase at the option of the holders thereof, upon the terms and conditions set forth in (i) the Notes, (ii) an Indenture (the “Indenture”), dated as of June 3, 2008, between the Company and The Bank of New York Trust Company, National Association, as trustee and paying agent (the “Paying Agent”), and (iii) the Company Notice dated May 1, 2013 (the “Company Notice”) and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Offer Statement (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Amendment No. 1 to the Offer Statement is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 1.

Item 1 of the Offer Statement is amended and supplemented by adding the paragraph added to Item 4 below.

ITEM 4.	Terms of the Transaction.

Item 4 of the Offer Statement is amended and supplemented by adding the following language thereto:

The Optional Put Repurchase Offer expired at 5:00 p.m., New York City time, on Friday, May 31, 2013. The Company has been advised by the Paying Agent that $61,274,000.00 aggregate principal amount of Notes were tendered pursuant to the terms of the Optional Put Repurchase Offer and not withdrawn. The Company has accepted all such Notes for payment, and, in accordance with the terms of the Notes, the Indenture and the Offer Statement, the Company has forwarded to the Paying Agent the appropriate amount of cash required to pay the Optional Put Repurchase Price for the validly surrendered Notes. Pursuant to the terms of the Indenture, the Paying Agent will promptly distribute cash to all holders of tendered Notes that have previously surrendered the applicable Notes and will promptly distribute cash to the holders of tendered Notes not yet surrendered once such holders surrender the applicable Notes. The Paying Agent will return to the Company any cash that remains unclaimed after two years, together with interest, if any, on such cash. As of the close of business on May 31, 2013, after giving effect to the repurchase of the Notes pursuant to the Optional Put Repurchase Offer, $7,027,000.00 aggregate principal amount of Notes remained outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2013

HERCULES OFFSHORE, INC.

By:	/s/ Beau M. Thompson
Beau M. Thompson
General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)*	—	Company Notice to Holders of Hercules Offshore, Inc. 3.375% Convertible Senior Notes due 2038, dated May 1, 2013, and Form of Optional Put Repurchase Notice.

(a)(1)(B)*	—	Form of Notice of Withdrawal.

(a)(1)(C)*	—	Form W-9.

(a)(5)(A)*	—	Hercules Offshore Press Release dated May 1, 2013.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of June 3, 2008, between Hercules Offshore and The Bank of New York Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hercules Offshore’s Current Report on Form 8-K filed June 3, 2008).

(d)(2)	—	The description of the Notes and the Indenture set forth at Item 3.02 in our Current Report on Form 8K as filed with the Securities and Exchange Commission on June 3, 2008 (incorporated by reference to our current report on Form 8-K filed June 3, 2008).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on May 1, 2013.

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